Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

		Year Ended December 31,
	Nine Months Ended September 30, 2005	2004	2003	2002	2001	2000
Fixed charges:
Interest expense	$414,000	$795,000	$420,000	$333,000	$327,000	$219,000
Estimated interest portion of rent expense	1,605,000	2,152,000	2,284,000	1,536,000	415,000	454,000

Total fixed charges	$2,019,000	$2,947,000	$2,704,000	$1,869,000	$742,000	$673,000

Earnings:
Loss from continuing operations before income taxes	$(18,691,000)	$(23,733,000)	$(24,450,000)	$(27,932,000)	$(9,240,000)	$(8,517,000)
Add: Fixed charges	2,019,000	2,947,000	2,704,000	1,869,000	742,000	673,000
Amortization of capitalized interest	2,000	13,000	14,000	12,000	8,000	2,000

Total earnings	$(16,670,000)	$(20,773,000)	$(21,732,000)	(26,051,000)	$(8,490,000)	$(7,842,000)

Ratio of combined fixed charges and preference dividends to earnings(1)	—	—	—	—	—	—

(1)	For the years ended December 31, 2004, 2003, 2002, 2001 and 2000 and the nine months ended September 30, 2005, the earnings were insufficient to cover fixed charges by $23,733,000, $24,450,000, $27,932,000, $9,240,000, $8,517,000 and $18,691,000, respectively.